

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

September 24, 2008

via U.S. mail and facsimile

Mr. Dennis W. Blazer
Chief Financial Officer and Vice President – Finance and Administration
CECO Environmental Corp.
3120 Forrer Street
Cincinnati, OH 45209

> **RE:** **CECO Environmental Corp.**
> **Form 8-K Item 4.01**
> **Filed September 4, 2008**
> **File No. 000-7099**

Dear Mr. Blazer:

We have completed our review of your filing and have no further comments at this time.

If you have any further questions regarding our review of your filing, please direct them to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant